Exhibit 4.6

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK

As of July 6, 2020, FaceBank Group, Inc. had one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, our common stock, par value $0.0001 per share. The following summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and bylaws, each as amended, copies of which are filed as exhibits to the Quarterly Report on Form 10-Q of which this Exhibit 4.6 is a part. References in this exhibit to “FaceBank”, the “Company,” “we,” “us” and “our” refer to FaceBank Group, Inc. and not to any of its subsidiaries.

Capital Stock

Our authorized capital stock consists of 400,000,000 shares of common stock with a $0.0001 par value per share, and 50,000,000 shares of preferred stock with a $0.0001 par value per share. 35,800,000 shares have been designated as the Series AA Convertible Preferred Stock, and 2,000,000 shares have been designated as the Series D Convertible Preferred Stock.

Common Stock

Each share of our common stock is generally entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, but is generally not entitled to vote on any matter for which the vote is reserved to a class of preferred stock pursuant to the designation for that preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or which we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

Termination of Preferred Stock Designations

On March 20, 2020, FaceBank amended its Articles of Incorporation to withdraw, cancel and terminate the previously filed (i) Certificate of Designation with respect to 5,000,000 shares of its Series A Preferred Stock, par value $0.0001 per share, (ii) Certificate of Designation with respect to 1,000,000 shares of its Series B Preferred Stock, par value $0.0001 per share, (iii) Certificate of Designation with respect to 41,000,000 shares of its Series S Preferred Stock, par value $0.0001 per share and (iv) Certificate of Designation with respect to 1,000,000 shares of its Series X Preferred Stock, par value $0.0001 per share. Upon the withdrawal, cancelation and termination of such designations, all shares previously designated as Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series X Preferred Stock were returned to the status of authorized but undesignated shares of Preferred Stock, par value $0.0001 per share of FaceBank. As a result, as of June 30, 2020, the only classes of authorized Preferred Stock are the Series AA Convertible Preferred Stock and the Series D Convertible Preferred Stock.

Series AA Convertible Preferred Stock

On March 20, 2020, FaceBank filed an amendment to its Articles of Incorporation to designate 35,800,000 of its authorized preferred stock as “Series AA Convertible Preferred Stock” pursuant to Articles of Amendment of Series AA Convertible Preferred Stock (the “Series AA Certificate of Designation”). The Series AA Convertible Preferred Stock (the “Series AA Preferred Stock”) has no liquidation preference and is entitled to receive dividends and other distributions as and when paid on the Common Stock, on an as-converted to Common Stock basis. Each share of Series AA Preferred Stock is initially convertible into two shares of Common Stock, subject to customary adjustments such as stock splits, stock combinations, recapitalizations, reclassifications, extraordinary distributions and similar events, as provided in the Series AA Certificate of Designation. The Series AA Preferred Stock shall be converted into Common Stock immediately following the sale of such shares of Series AA Preferred Stock on an arms’-length basis either pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act or pursuant to an effective registration statement under the Securities Act. Each share of Series AA Preferred Stock initially has 0.8 votes per share (the “Voting Rate”) on any matter submitted to the holders of the Common Stock for a vote, and votes together with the Common Stock on such matters for as long as the Series AA Preferred Stock is outstanding. The Voting Rate is subject to adjustment in the event of stock splits, stock combinations, recapitalizations reclassifications, extraordinary distributions and similar events.

Protective Provisions. In addition to the voting rights described above, until the earlier of such time as (i) no shares of Series AA Preferred Stock remain issued and outstanding and (ii) the Common Stock is listed on Nasdaq or the New York Stock Exchange, without first obtaining the affirmative vote or written consent of a majority of the Series AA Preferred Stock, voting as a separate class, and with each share of Series AA Preferred Stock having one vote, FaceBank may not:

●	amend or repeal the Series AA Certificate of Designation,

●	amend or repeal any provision of, or add any provision to, FaceBank’s Articles of Incorporation,

●	undertake (x) any Affiliated Transaction (as defined in Section 607.0901(1)(b) of the Florida Business Corporation Act (the “FBCA”)) with any “interested shareholder” (as defined in Section 607.0901(1)(k) of the FBCA, provided that, for purposes of this restriction, the words and number “10 percent” shall be replaced with “50 percent”), or “affiliate” (as defined in Section 607.0901(1)(a) of the FBCA) of such interested shareholder or (y) any Affiliated Transaction (as defined in the FBCA) with any “interested shareholder” (as defined in Section 607.0901(1)(k) of the FBCA) or “affiliate” (as defined in Section 607.0901(1)(a) of the FBCA) of such interested shareholder without the approval of such Affiliated Transaction by a majority of the disinterested and independent members of the Board of Directors of FaceBank,

●	issue any capital stock or other equity securities of FaceBank or instruments or securities convertible into capital stock or other equity securities of FaceBank, other than (A) the issuance of shares of Common Stock pursuant to the exercise or settlement of stock options that were assumed in connection with the transaction by which the Series AA Preferred Stock was initially issued, (B) the granting of stock options or issuance of shares of Common Stock underlying such stock options, not to exceed ten percent (10%) of the capital stock of FaceBank, on a fully diluted basis, that is outstanding as of the initial issuance date of the Series AA Preferred Stock, and pursuant to a plan, agreement or arrangement approved by the Board of Directors of FaceBank, (C) any issuance of shares of Common Stock on conversion of the Series AA Preferred Stock; and (D) any sale of shares of Common Stock at a price of $10.00 or more per share (subject to equitable adjustments for stock splits, stock combinations, recapitalizations, reclassifications, extraordinary distributions and similar events following the initial issuance date of the Series AA Preferred Stock ); provided, however, that, notwithstanding the foregoing, no consent shall be required in the case of a sale of shares of Common Stock at price of less than $10.00 per share (a “Permitted Stock Sale”) if, upon the closing of such Permitted Stock Sale, FaceBank issues and distributes to the holders of the then-outstanding holders of its capital stock a number of shares of Common Stock equal to two times the number of shares of Common Stock that are sold in such Permitted Stock Sale (the “Distributed Shares”), with such Distributed Shares to be distributed to the holders of the then-outstanding shares of capital stock on a pro rata basis based on their percentage ownership of the then outstanding shares of capital stock (on an as converted to Common Stock basis),

●	undertake any liquidation of FaceBank,

●	undertake any bankruptcy proceeding or other form of voluntary receivership of FaceBank,

●	undertake any merger or acquisition transaction in which FaceBank is a constituent party or a subsidiary of FaceBank is a constituent party, except any such merger or acquisition involving FaceBank or a subsidiary in which the shares of capital stock of FaceBank outstanding immediately prior to such merger or acquisition continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or acquisition, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, or

●	increase the number of members of FaceBank’s Board of Directors to more than seven (7) or (viii) any redemption by FaceBank of any shares of Common Stock or preferred stock.

In addition, until the earlier of the time that (i) no shares of Series AA Preferred Stock remain issued and outstanding and (ii) the Common Stock is listed on Nasdaq or The New York Stock Exchange, the Series AA Preferred Stock, voting as a separate class, and with each share of Series AA Preferred Stock having one vote on such matter, has the right to elect any replacement of any of the three directors designated by fuboTV Inc. and added to the Board of Directors of FaceBank pursuant to the closing of the transactions as contemplated in the Agreement and Plan of Merger and Reorganization dated as of March 19, 2020, by and among FaceBank, fuboTV Acquisition Corp., and fuboTV Inc.

Series D Preferred Stock

On July 12, 2019, FaceBank filed an amendment to its Articles of Incorporation to designate 2,000,000 of its authorized shares of preferred stock as the Series D Convertible Preferred Stock (the “Series D Stock”) pursuant to Articles of Amendment (the “Series D Certificate of Designation”). Each share of Series D Stock initially has a stated value of $1.00 (the “Stated Value”), which is subject to adjustment as described below.

The Series D Stock, with respect to dividend rights and rights upon liquidation, ranks senior to the Common Stock and junior to all existing and future indebtedness of FaceBank. On any liquidation, dissolution or winding up of FaceBank, whether voluntary or involuntary, or upon any Deemed Liquidation Event (as defined below), after payment or provision for payment of debts and other liabilities of FaceBank, and after payment or provision for any liquidation preference payable to the holders of any Preferred Stock ranking senior upon liquidation to the Series D Stock, if any, but prior to any distribution or payment made to the holders of Common Stock or the holders of any Preferred Stock ranking junior upon liquidation to the Series D Stock by reason of their ownership thereof, the Series D Stock is entitled to be paid out of the assets of FaceBank an amount with respect to each share of Series D Stock equal to (i) the Stated Value plus (ii) any accrued but unpaid dividends, the Default Adjustment (as defined below), if applicable, fees that are payable to the holders of the Series D Stock if FaceBank fails to deliver Common Stock issuable on conversion of the Series D Stock other due to a third party’s actions (which are $2,000 payable to the applicable holder for each day of the failure), if any, and any other fees as set forth in the Series D Certificate of Designations.

Holders of shares of the Series D Stock are entitled to receive annual cash dividends at the rate of 8% of the Stated Value, which will be cumulative and compounded daily, and will be paid solely upon redemption, liquidation or conversion. In case of an Event of Default (as defined below), the dividend rate increases to 22%.

An “Event of Default” includes, but is not limited to, the following:

●	Facebank fails to pay the amount due on redemption of the Series D Stock and such breach continues for a period of 3 days after written notice from the holders of a majority of the Series D Stock (the “Majority Holders”).

●	FaceBank fails to issue shares of Common Stock on conversion of the Series D Stock, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for shares of Common Stock upon conversion of or otherwise pursuant to the terms of the Series D Certificate of Designation, FaceBank directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for shares of Common Stock to be issued to upon conversion of the Series D Stock or otherwise pursuant to the terms of the Series D Certificate of Designation, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued upon conversion of the Series D Stock or otherwise pursuant to the terms of the Series D Certificate of Designation (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this bullet point) and any such failure continues uncured (or any written announcement, statement or threat not to honor FaceBank’s obligations is not rescinded in writing) for two business days after a holder of the Series D Stock has delivered a notice of conversion. It is an obligation of FaceBank to remain current in its obligations to its transfer agent and it is also an Event of Default if a conversion of the Series D Stock is delayed, hindered or frustrated due to a balance owed by FaceBank to its transfer agent.

●	FaceBank breaches any material covenant or other material terms or conditions contained in the Series D Certificate of Designations or in any purchase agreement, subscription agreement or other agreement pursuant to which any holder of as acquired any shares of Series D Preferred Stock, and such breach continues for a period of 10 days after written notice thereof.

●	Any representation or warranty of FaceBank made in the Series D Certificate of Designations or in any agreement, statement or certificate given in writing pursuant thereto or in connection therewith, or in any purchase agreement, subscription agreement or other agreement pursuant to which any holder has acquired any shares of Series D Stock, is false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the holders with respect to the Series D Stock.

●	FaceBank or any subsidiary of FaceBank makes an assignment for the benefit of creditors, or applies for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee is otherwise appointed.

●	Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors are instituted by or against FaceBank or any subsidiary of FaceBank.

●	FaceBank fails to maintain the listing of the Common Stock on at least one of the OTC electronic quotations systems or an equivalent replacement exchange.

●	FaceBank fails to comply with the reporting requirements of the Exchange Act; and/or FaceBank ceases to be subject to the reporting requirements of the Exchange Act, and with the filing of a Form 15 being an immediate Event of Default.
●	Any dissolution, liquidation, or winding up of FaceBank or any substantial portion of its business occurs.

●	Any cessation of operations by FaceBank occurs, or Facebank admits it is otherwise generally unable to pay its debts as such debts become due.

●	FaceBank restates any financial statements filed by FaceBank with the SEC at any time after 180 days after the date of issuance of the applicable shares of Series D Stock for any date or period until the Series D Stock is no longer outstanding, if the result of such restatement would, by comparison to the un-restated financial statement, have constituted a material adverse effect on the rights of the holders of the Series D Stock with respect to the terms hereof.

●	FaceBank proposing to replace its transfer agent and fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered with respect to the Series D Stock signed by the successor transfer agent and FaceBank.

In addition, in the event of any Event of Default, the Stated Value will automatically be increased to $1.50 per share of Series D Stock during the continuance of the Event of Default, provided, however, that, in the event that the Event of Default is as described in the second bullet point directly above, the Stated Value will automatically be increased to $2.00 per share of Series D Stock during the continuance of that Event of Default. This is termed the “Default Adjustment”.

Protective Provisions. The Series D Stock generally has no right to vote on any matters requiring shareholder approval or any mattes on which the shareholders are permitted to vote. However, so long as any shares of Series D Stock are outstanding, FaceBank must first obtain the consent of the holders of a majority of the shares of Series D Stock prior to (i) altering or changing adversely the powers, preferences of the Series D Stock (including amending the Series D Certificate of Designations), (ii) authorizing or creating any class of stock ranking as to distribution of dividends or liquidation preference senior to the Series D Stock, (iii) amending its Articles of Incorporation in breach of the provisions of the Series D Certificate of Designations, (iv) liquidating, dissolving or winding-up the business and affairs of FaceBank or effecting any Deemed Liquidation Event (as defined in the Series D Certificate of Designation), or (v) entering into a binding agreement with respect to the foregoing.

Redemption. FaceBank has the option to redeem the outstanding shares of Series D Stock between 0-180 days after issuance at varying rates depending on the time since issuance. Any redemption prior to 60 days following the issuance of the applicable Series D Stock will be at a price of 118% of the Stated Value, any redemption between 61 and 120 days following the issuance of the applicable Series D Stock will be at a price of 125% of the Stated Value, and any redemption between 121 and 180 days following the issuance of the applicable Series D Stock will be at a price of 129% of the Stated Value.

FaceBank is mandated to redeem the outstanding shares of Series D Stock on the earlier to occur of (i) 18 months after the issuance, (ii) an Event of Default and (iii) the occurrence of a “Market Event”, which occurs when the closing bid price is below $0.35. If a “Market Event” occurs, the Stated Value is also immediately increased to $1.29 per share of Series D Stock.

Conversion. Holders of shares of Series D Stock have the right to convert such shares into common stock anytime beginning six months after issuance, with certain limitations. The price at which a share of Series D Stock converts into common stock is the greater of (i) $0.25 and (ii) 61% of the average of the three lowest closing bid prices over the prior ten days of trading.

Registration Rights

Obligation to Register FB Loan Warrant and Shares

In connection with the Note Purchase Agreement, dated March 19, 2020, by and among FB Loan Series I, LLC (“FB Loan”), the Company, fuboTV Inc., Evolution AI Corporation and Pulse Evolution Corporation (the “Note Purchase Agreement”), we entered into a Securities Purchase Agreement with FB Loan pursuant to which we sold and issued to FB Loan 900,000 shares of our common stock and a warrant to purchase 3,269,231 shares of our common stock at an exercise price of $5.00 per share (the “FB Loan Warrant”).

Under the Note Purchase Agreement, as amended, we are obligated to file a registration statement no later than July 8, 2020 to register (i) the resale of the 900,000 shares issued to FB Loan and (ii) the 3,269,231 shares of our capital stock issuable upon the exercise of the FB Loan Warrant.

Panda Productions Piggyback Registration Rights

On October 22, 2019, pursuant to an Agreement between Panda Productions International, LLC, or Panda Productions, and the Company, the Company granted Panda Production piggyback registration rights with respect to 175,000 shares of common stock that we issued to Panda Productions in satisfaction and in lieu of our obligation to fund the remaining $1,000,000 of $2,000,000 owed by the Company to Panda Productions under an agreement dated March 25, 2019.

Listing on OTCQB Venture Market

Our shares of common stock are currently quoted on the OTCQB Venture Market, operated by OTC Market Group, under the symbol “FUBO.” We are in the process of applying to list our common stock on the NYSE American LLC under the symbol “FUBO.” There can be no assurance that we will be successful in listing our common stock on the NYSE American LLC.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. The transfer agent’s address is 6201 15th Ave, Brooklyn, NY 11219.